ATS-N/OFA: Part I: Identifying Information

Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?	◉ Yes ○ No
2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:	NATIONAL FINANCIAL SERVICES LLC

3. Full name(s) of NMS Stock ATS under which business is conducted, if different:

NMS Stock ATS Full Name Record: 1	CrossStream (the Continuous Cross), CrossStream BLOX (the Conditional Cross)

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:

a. SEC File No.:	008-26740
b. CRD No.:	000013041

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:

a. National Securities Association:	Financial Industry Regulatory Authority (FINRA)
b. Effective Date of Membership:	01/31/1983
c. MPID of the NMS Stock ATS:	XSTM

6. Provide, if any, the website URL of the NMS Stock ATS:

https://capitalmarkets.fidelity.com/

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Primary Address

Street 1	Fidelity Investments C/O Equinix NY4 ~~Fidelity Investments C/O Cyxtera NJ2~~
Street 2	755 Secaucus Road ~~300 Boulevard East~~
City	Secaucus ~~Weehawken~~
Zip	07094 ~~07086-6702~~
State	NEW JERSEY ~~NEW JERSEY~~

Secondary Address

Secondary NMS Address Record: 1

Street 1	Fidelity Investments C/O Cyxtera NJ2 ~~Fidelity Investments C/O Equinix NY4~~
Street 2	300 Boulevard East ~~755 Secaucus Road~~
City	Weehawken ~~Secaucus~~
Zip	07086-6702 ~~07094~~
State	NEW JERSEY ~~NEW JERSEY~~

ATS-N/OFA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?	◉ Yes ○ No
If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	(i) Barclays Capital, Inc. (LCX)(Broker Dealer, Bilateral); ~~(ii) Credit Suisse Securities (USA), LLC(Broker Dealer, Bilateral);~~ (ii~~i~~) Deutsche Bank Securities Inc. (Broker Dealer, Bilateral); (iii~~v~~) ITG, Inc. (Broker Dealer, Bilateral); (iv) KCG Americas, LLC (Broker Dealer, Bilateral); (v~~i~~) UBS Securities, LLC (Broker Dealer, Bilateral); (vi~~i~~) Morgan Stanley & Co. LLC (Broker Dealer, Bilateral); (vii~~i~~) Virtu Financial Capital Markets (Broker Dealer, Bilateral). The subscribers identified above have entered into bilateral agreements with the Firm governing each party's access to the other party's market center(s). These agreements do not, however, obligate either party to submit order interest to the other party, nor do they provide special or preferential access to market centers operated by the parties (e.g., the ATS). Rather, these agreements simply provide bilateral terms (e.g., limitation of liability, indemnity, governing law, etc.) governing the relationship between NFS and the relevant party.

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?	○ Yes ● No